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                              December 9, 2021

       Lewis Bender
       Chief Executive Officer
       Intensity Therapeutics, Inc.
       61 Wilton Road, 3rd Floor
       Westport, CT 06880

                                                        Re: Intensity
Therapeutics, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed December 8,
2021
                                                            File No. 333-260565

       Dear Mr. Bender:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Form S-1 filed December 8, 2021

       Our amended and restated certificate of incorporation that will be in effect at the closing..., page
       33

   1. We note your disclosure that the federal courts shall be the exclusive forum for the resolution of any
complaint asserting a cause of action arising under the Securities Act.
                                                        We also note that your
amended and restated certificate of incorporation does
                                                        not expressly include a
forum selection provision for causes of action arising under the
                                                        Securities Act. Please
reconcile your disclosure and your governing documents as
                                                        appropriate.
 Lewis Bender
FirstName  LastNameLewis
Intensity Therapeutics, Inc. Bender
Comapany9,
December   NameIntensity
              2021         Therapeutics, Inc.
December
Page 2     9, 2021 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Daniel Woodard, Esq.